Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
December 15, 2006

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E., Mail Stop 6010 Washington, D.C. 20549	VIA EDGAR AND FACSIMILE

Re:	Uroplasty, Inc.
Registration Statement on Form S-3
File No. 333-128313
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, December 19, 2006 at 10:00 a.m. Eastern Time, or as soon thereafter as is practicable.
In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:
1.	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.
Very truly yours,

UROPLASTY, INC.
By /s/ MAHEDI A. JIWANI
Mahedi A. Jiwani, Chief Financial Officer